ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

4 March 2008

Interests of directors or other persons discharging managerial responsibilities

Reed Elsevier received notification today that Sir Crispin Davis, a director of Reed Elsevier PLC and Reed Elsevier NV acquired the shares noted below on 3 March 2008, following the reinvestment of the special distribution paid to ordinary shareholders in January.

11,670 Reed Elsevier PLC shares at 626.00p per share and 1,546 Reed Elsevier NV shares at €12.09 per share. As a result of these transactions Sir Crispin Davis’ interests in the ordinary share capital of Reed Elsevier is now:

693,453 Reed Elsevier PLC ordinary shares and 386,940 Reed Elsevier NV ordinary shares.